UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
”VIMPEL-COMMUNICATIONS”
(Registrant)

Date: December 14, 2005	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom Board Postpones Decision On Approval Of 2006 Annual Budget Management To Continue To Operate Business In Accordance With Proposed 2006 Consolidated Annual Budget

Moscow and New York (December 14, 2005) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that after being unable to reach unanimous agreement on the proposed 2006 annual budget at today’s Board meeting, the Board decided to work constructively with management to resolve all remaining budget issues in order to try and obtain final Board approval for the 2006 budget in early 2006.

Until such final Board approval, the Company’s management will operate its business in accordance with the 2006 consolidated budget that it proposed at today’s Board meeting. In addition, until such time as the 2006 annual consolidated budget is approved by the Board, the Company’s management will endeavor to update the Board on a more frequent basis concerning the Company’s operations and capital expenditures.

VimpelCom has always prided itself on being a transparent company and maintains that previous public disclosures made by it in connection with the URS acquisition have been consistent with this approach and VimpelCom’s relevant disclosure obligations.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine. The VimpelCom Group’s license portfolio covers approximately 200 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territory of Kazakhstan and Ukraine. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate, among other things, to management’s intention to operate in the absence of a Board-approved annual budget for 2006 and the Board’s intention to work with management to resolve all remaining budget issues. There can be no assurance that our shareholders (including Telenor) or other parties will not challenge the actions of management with respect to the operations of the Company and/or any of its subsidiaries during the period when there is no Board-approved annual budget for 2006, or that the Board will approve an annual consolidated Budget for 2006. If any challenges against the Company or management are successful, including if they were to lead to the possible unwinding of transactions concluded during the period when there is no Board-approved annual budget for

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VimpelCom Board Postpones Decision On Approval Of 2006 Annual Budget

2006, such challenges could have an adverse effect on the Company, its operations and its financial condition. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com